UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant’s name into English)

5 HaPlada St., Or-Yehuda, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 27, 2013, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, our shareholders approved a compensation policy for the directors and other office holders of our Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999. The policy is described in more detail, and was annexed as Appendix A to, our proxy statement for the Meeting (the “Proxy Statement”), which was attached as Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on October 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By: Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

Dated: December 6, 2013